Exhibit (c)(9)

CONFIDENTIAL

Project Tremplin

Goldman Sachs Paris Inc. et Cie 18-Mar-2008

CONFIDENTIAL

Table of Contents

I.      Tercica Capital Markets Update

II.     Status Report on Preparation Process

III.    Illustrative Tactical Roadmap

IV.   Updated Financial Analysis

V.     Update on Illustrative Valuation Benchmarks

VI.   Acquisition Structuring Considerations

Appendix A: Additional Materials

Appendix B: Preliminary Presentation to Financing Banks

Goldman Sachs does not provide accounting, tax or legal advice. In addition, we mutually agree that, subject to applicable law, you may disclose any aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits with no limitations imposed by Goldman Sachs.

CONFIDENTIAL

I. Tercica Capital Markets Update

Tercica Capital Markets Update 1

CONFIDENTIAL

Tercica Share Price Performance Last 12 Months

Tercica Capital Markets Update 2

CONFIDENTIAL

Tercica Share Price Performance Intraday Evolution Since 26-Feb-2008

Tercica Capital Markets Update 3

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Research Analysts Perspective on Tercica Recommendations and Target Prices (6 Months Ago vs. Today)

■      Target Price of research analysts are in $7 - $10 per share range

■      Median target price of $9 represents a 67% premium to current share price of $5.40 / share

■      C. 70% of brokers have a Buy recommendation on Tercica

Source: Thomson Financial

Tercica Capital Markets Update 4

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Research Analysts Perspective on Tercica Evolution of Brokers’ Projections Post 2007 Results Announcement

■      Following 2007 results:

—     Average consensus increased for Increlex

—     Delayed ramp-up for Somatuline, with stronger pick-up in sales as of 2011

■      Still, substantial dispersion in projections across Research Analysts covering Tercica

Source: Brokers’ reports

[1] High and low of consensus after 2007 results.

Tercica Capital Markets Update 5

CONFIDENTIAL

Research Analysts Perspective on Tercica (From Research Analysts Covering Tercica) Post FY2007 Results Announcement

Theme	Selected Comments

Increlex Broadly In Line with Expectations

■      “U.S. Q4 Increlex sales ($3.6m vs. our $3.7m) (…) were in line with expectations” (Cowen, 27-Feb-2008)

■       “Increlex revenues grew by 24% sequentially to $3.6m, below Lehman estimates of $4.1m” (Lehman, 27-Feb-2008)

■       “4Q07 Increlex revenues of $3.6m were in line with our estimate” (Lazard, 27-Feb-2008)

Somatuline Below / In Line with Expectations

■      “Q407 total product sales of $3.8m fell short of our estimate of $6.1m, with Somatuline revenue of only $0.2m accounting for a considerable portion of the miss.” (Baird, 28-Feb-2008)

■      “Total revenues of $4.1m missed consensus of $5.1m; the miss was most likely attributable to Somatuline sales of $0.2m” (FBR, 27-Feb-2008)

2008 Guidance Market Acceptance of Guidance Overall

■      “For 2008, the company anticipates combined sales guidance of $30m-$37m compared to consensus estimate of $34.7m and our estimate of $31.6m” (Collins, 28-Feb-2008)

■      “2008 guidance between $30m-37m, and this exceed our estimates” (Stanford, 27-Feb-2008)

■       “The company provided solid 2008 guidance for Increlex ($20m-$22m vs. our $22m) and Somatuline ($10m-$15m vs. our $10m) revenues” (Cowen, 27-Feb-2008)

■      “Somatuline Depot sales estimate has come down to $15m from $25m, in line with guidance” (FBR, 27-Feb-2008)

■      “FY08 guidance (…) was slightly below LEH expectations” (Lehman, 27-Feb-2008)

■       “2008 guidance for Increlex and Somatuline in line with our forecast” (Lazard, 27-Feb-2008)

Valuation Sentiment Still Predominantly Geared Towards “Buy”

■      “Maintain Buy Rating: Our DCF analysis supports this price target” (Stanford, 27-Feb-2008)

■      “We reiterate our 1-Overweight rating on Tercica following 4Q07 results” (Lehman Brokers, 27-Feb-2008)

■       “We expect Tercica shares to outperform the market as investor’s gain confidence in the ability of Tercica’s endocrinology franchise to post top-line growth and narrowing net losses” (Cowen, 27-Feb-2008)

■      “Increlex continues to disappoint in its efforts, and with Somatuline now seeming to follow in its footsteps, we see no reason to buy the stock at current levels” (Baird, 28-Feb-2008)

Source: Brokers reports

Tercica Capital Markets Update 6

CONFIDENTIAL

Research Analysts Perspective on Tercica (From Research Analysts Covering Ipsen) Post FY2007 Results Announcement

Theme	Selected Comments

Rationale for Historical Stake in Tercica Viewed as Positive Strategic Move

■      “This strategy of gradually entering the US market is perfectly suited to Ipsen’s goal of accumulating assets offering strong visibility, notably at the intellectual property level. Against this backdrop, Tercica was an excellent choice” (Natixis, 20-Dec-2007)

■      “Ipsen’s equity investment in Tercica offers the company the chance to capture future outperformance of the cross-licensed endocrinology products at an attractive price” (SG, 20-Dec-2007)

Ipsen’s Future Strategy in the US Some Concerns on Potential Impact on Profitability

■      “Ipsen’s near-term (2008-2010) growth should be boosted by several near-term opportunities (Reloxin, Dysport, Febuxostat, Acapodene, Somatulin - US). However, execution requires expansion of Ipsen’s business model/infrastructure, involving either of the following: Marketing partners (Reloxin, Febuxostat, Dysport)? Investment in own infrastructure? M&A? This implies that near-term profitability expansion will be slower than we had previously anticipated” (Bear Stearns, 04-Mar-2008)

■      “Ipsen is evaluating the following options, sorted in order of preference: 1) Marketing partner which Ipsen has the ability to control (similar to Tercica) 2) Licensing agreement with a claw-back (rights returned after a specified period) 3) Straight licensing deal 4) Ipsen markets itself (…) We believe option 1 could be mildly dilutive to earnings if it involves a Tercica-like acquisition” (Bear Stearns, 04-Mar-2008)

■      “Also, Ipsen could in our view strike a deal, similar to the Tercica one in the USA, in order to market Dysport in neuromuscular indications” (Exane, 28-Feb-2008)

Acquisition of Tercica No Short-Term Acquisition Expected Due to Potential Dilutive Effect on Earnings

■      “We estimate that Ipsen could seek to acquire Tercica from c. 2011” (Blue Oak Capital, 16-Jan-2008)

■       “The most likely scenario would be a full takeover of its subsidiary Tercica but such a move would not be accretive until 2011e in our opinion, which suggests this is not the best option for the short term” (Natixis, 20-Dec-2007)

■      “As Tercica is currently loss making and full consolidation would be dilutive to Ipsen’s EPS, we do not expect the company to expand its ownership stake in Tercica in the near term” (SG, 20-Dec-2007)

Source: Brokers reports

Tercica Capital Markets Update 7

CONFIDENTIAL

Update on Tercica Ownership Structure Top 30 Institutional Shareholders

#	Name	Country	Style	Stake	Estimated Entry Price ($)	Million of Shares Held
						Q1 '08	Q4 '07	Q3 '07	Q2 '07	Q1 '07

1	AIM Trimark Investments	Canada	Core Growth	7.5%	5.4	3,868,833	4,062,733	4,062,733	3,988,033	3,039,481
2	State of Wisconsin Investment Board	United States	Core Growth	4.8%	8.5	2,487,498	2,487,498	2,487,498	2,487,498	2,487,498
3	T. Rowe Price Associates, Inc.	United States	GARP	3.8%	6.8	1,963,342	2,001,442	2,001,442	1,974,142	1,972,242
4	Barclays Global Investors, N.A.	United States	Index	3.3%	6.9	1,677,556	1,677,556	1,513,811	1,516,452	759,673
5	Mazama Capital Management, Inc.	United States	Growth	1.8%	6.7	921,400	921,400	1,374,600	1,398,500	1,431,400
6	Deka Investment GmbH	Germany	Core Growth	1.7%	5.3	879,959	938,359	938,359	938,359	970,000
7	Carnegie Kapitalförvaltning AB	Sweden	Core Value	1.6%	7.3	849,951	849,951	849,951	849,951	799,951
8	AXA Framlington Investment Management Ltd.	United Kingdom	GARP	1.6%	8.9	817,867	817,867	817,867	845,950	910,000
9	Granahan Investment Management Inc.	United States	Growth	1.6%	7.7	816,650	816,650	834,650	749,700	959,800
10	Dimensional Fund Advisors, LP	United States	Deep Value	1.4%	6.2	741,451	741,451	544,839	316,517	-
11	Clariden Leu	Switzerland	Core Growth	1.0%	6.7	537,228	537,228	537,228	458,085	458,085
12	DWS Investment GmbH	Germany	GARP	0.9%	8.2	465,545	465,545	465,545	472,311	512,311
13	State Street Global Advisors (US)	United States	Index	0.8%	6.4	389,467	389,467	256,271	247,525	22,625
14	AXA Investment Managers Paris	France	Core Growth	0.4%	5.8	226,485	817,867	817,867	845,950	-
15	Vanguard Group, Inc.	United States	Index	0.4%	5.4	205,791	205,791	204,291	202,491	177,512
16	College Retirement Equities Fund	United States	GARP	0.4%	5.8	203,489	201,574	201,574	207,243	-
17	California Public Employees' Retirement System	United States	Index	0.4%	7.9	195,600	195,600	106,200	106,200	106,200
18	Thrivent Asset Management, LLC	United States	GARP	0.3%	5.9	170,500	241,500	241,500	224,000	-
19	Northern Trust Company of Connecticut	United States	GARP	0.3%	6.8	159,850	150,550	150,550	124,350	123,650
20	Soundpost Partners, LP	United States	Hedge Fund	0.3%	6.9	157,816	157,816	-	-	-
21	BlackRock Financial Management, Inc.	United States	Core Growth	0.3%	5.5	150,000	150,550	150,550	124,350	123,650
22	Northern Trust Investments, N.A.	United States	Index	0.3%	5.9	139,577	139,577	128,277	127,877	-
23	Goldman Sachs & Company, Inc.	United States	Broker-Dealer	0.2%	6.2	90,974	68,825	68,825	18,492	14,775
24	TD Asset Management Inc.	Canada	Index	0.2%	5.5	87,200	87,200	87,200	87,200	87,200
25	Millennium Management, L.L.C.	United States	Core Value	0.2%	6.7	82,381	82,381	12,040	12,040	-
26	BlackRock Investment Management (UK) Ltd.	United Kingdom	Growth	0.2%	6.9	80,000	80,000	-	-	-
27	BNY Mellon Wealth Management	United States	Index	0.1%	7.7	61,048	61,048	58,965	54,957	42,896
28	BlackRock Investment Management, LLC	United States	Deep Value	0.1%	6.1	54,200	41,800	41,800	38,200	7,900
29	Deutsche Asset Management Americas	United States	Core Growth	0.1%	6.7	50,527	59,283	59,283	90,180	124,880
30	Ohio Public Employees Retirement System	United States	GARP	0.1%	5.8	40,035	40,035	40,035	40,756	-

			Total	36.0%	6.8	18,572,220	19,488,544	19,053,751	18,547,309	15,131,729
			Median		6.7

Source: Thomson as of 14-Mar-2008 Note: Blue indicates increase in position, red decrease in position

Tercica Capital Markets Update 8

CONFIDENTIAL

II. Status Report on Preparation Process

Status Report on Preparation Process 9

CONFIDENTIAL

Status Report on Preparation Process Selected Tasks Completed

Workstreams	Key Tasks	Status

0. Overall Coordination	■ Set-up of core working team — Ipsen: Claire Giraut, Willy Mathot, Olivier Jochem, Benoit Hennion, David Schilansky — GS / FF	✓

	■ Weekly coordination calls	✓

1. Structuring	■ Revised analysis on share capital and stock options based on latest disclosure	✓

	■ Potential transaction financing: preparation of presentation to financing banks	✓

2. Valuation and Financial Impact	■ Weekly market update on Tercica	✓

	■ Preliminary assessment of synergies in an Ipsen – Tercica combination	✓

	■ Ipsen and Tercica Business Plans: revised projections and financial impact analysis	✓

3. Approach Process / Bid Tactics	■ Tactical roadmap	✓

	■ First version of approach script and high-level Q&A	✓

4. Documentation	■ To be advanced with decisions on structure

5. Communication	■ First version of press releases	✓

Status Report on Preparation Process 10

CONFIDENTIAL

Status Report on Preparation Process Selected Tasks to Be Completed by 28-Mar

Workstreams	Key Tasks	Responsibility	Deadline

1. Structuring	■ Finalization of acquisition structuring (incl. tax and legal considerations) — Deal structuring (one-step merger, two-step process) — Tax structuring	FF/ Ipsen /GS	Fri 21-Mar

	■ Legal review: preparation of anti-trust / regulatory filings	FF	Fri 28-Mar

	■ Approach of financing bank and feedback on financing terms	Ipsen	Fri 28-Mar

2. Valuation and Financial Impact	■ Ongoing update of valuation benchmarks	GS	Ongoing

3. Approach Process / Bid Tactics	■ Finalization of approach scripts and Q&As	GS / FF / Ipsen	Fri 28-Mar

4. Documentation	■ Advanced drafts of key transaction documents — TO (subject to structure) — Merger Agreement (subject to structure) — 13-D — 13e3	FF	Fri 28-Mar

5. Communication	■ Press releases: finalization	GS / Ipsen /FF	Fri 28-Mar

Status Report on Preparation Process 11

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Blue Page

Status Report on Preparation Process 12

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Process Considerations for a Proposed Buyout Action List – Workstream 0: Overall Coordination

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Project Team	■ Team of advisors for potential transaction	■ Select advisory team — HR advisor (Frederic W Cook) — PR agency (Brunswick)	■ Ipsen	■ Potentially end of March

	■ Goldman Sachs Legal Advisor	■ Appoint Legal Advisor	■ GS	■ Fri 21-Mar

■ Working Group List		■ Compile, update and circulate working group list	■ GS	■ Done

■ Coordination Call	■ Weekly conference call	■ Logistics for the call / Timing	■ GS	■ 07-Mar 3:00pm (WM/GS/FF)
■ 14-Mar 3:00pm (CG/WM/OJ/GS/FF)
■ 21-Mar 4:30pm (all)
■ 28-Mar 3:30pm (all)

Status Report on Preparation Process 13

CONFIDENTIAL

Process Considerations for a Proposed Buyout Action List – Workstream 1: Structuring

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Tercica Stock Options	■ Cash out/roll over of existing stock option plan	■ Note on information available on stock option plans ■ Fine tune assessment of cost to Ipsen	■ FF	■ Done

■ Tercica Number of Shares	■ Shares outstanding at time of offer	■ Finalize / update analysis on shares outstanding / dilutive instruments	■ GS/Ipsen	■ Done

■ Acquisition Structure	■ One-step vs. two-step transaction	■ Analysis of acquisition structure, detailing flows between entities and related tax aspects ■ Document presenting key considerations / issues related to structure	■ FF/GS	■ Mon 17-Mar

■ Taxation & Accounting	■ Accounting impact on Ipsen of proposed transaction	■ Report to be submitted to Ipsen	■ Acc./Ipsen	■ Done

	■ Tax impact on Ipsen of proposed transaction	■ Analysis to be included in Acquisition Structure document	■ FF	■ Fri 21-Mar

■ 3rd party consents	■ Identification of required 3rd party consents in material contracts	■ Review of Tercica contractual arrangements ■ Assess potential impact on deal structure	■ FF	■ Fri 28-Mar

■ Antitrust	■ Identify likely required filings	■ Identification of likely required filings ■ Collection of requested information	■ FF	■ Fri 28-Mar

■ Regulatory approval	■ Identification of required authorizations and approvals	■ Required regulatory approvals ■ Drafting of relevant conditionalities	■ FF	■ Fri 28-Mar

■ Tercica Shareholding Structure	■ Establish list of key Tercica shareholders	■ Compile and update on the basis of publicly available information	■ GS	■ Ongoing

■ Financing	■ Financing needs	■ Assess magnitude of external financing needed	■ Ipsen	■ Tue 18-Mar

	■ Approach of relationship banks	■ Timing and strategy of approach	■ Ipsen	■ Tue 18-Mar

	■ Banks presentation	■ Preparation of banks presentation and model	■ GS/Ipsen	■ Tue 18-Mar

	■ Feedback from financing banks	■ Approach of Société Générale	■ Ipsen	■ Fri 21-Mar

Status Report on Preparation Process 14

CONFIDENTIAL

Process Considerations for a Proposed Buyout Action List – Workstream 2: Valuation and Financial Impact

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Monitoring of Tercica share price	■ Identification of key drivers of the stock	■ Weekly market update	■ GS	■ Every Fri

■ Ipsen/Tercica Business Plans	- See 2bis -

■ Synergies	■ Assessment of potential revenues/cost synergies	■ Identify size and ramp-up of potential synergies	■ Ipsen	■ Done

		■ Valuation	■ GS	■ Fri 21-Mar

■ Update key valuation references	■ Premium paid on precedent (Biotech) transactions ■ Brokers target prices ■ DCF	■ Update as appropriate	■ GS	■ Ongoing

Status Report on Preparation Process 15

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Process Considerations for a Proposed Buyout Action List – Workstream 2bis: Ipsen/Tercica Business Plans

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Input from Ipsen	■ Receive key Ipsen/Tercica business plan inputs from Ipsen	■ Ipsen to provide: — Ipsen business plan (2008-2011 Board version, 2008-2011 updated version) — Tercica business plan — Scenario of in-house commercialisation of Dysport in the US through Tercica	■ Ipsen	■ Done

	■ Technical components associated with modelling / valuation	■ Explanations on key operating assumptions and key adjustments (e.g., GAAP reconciliations) ■ Tercica number of shares calculation (incl. dilutive instruments)	■ Ipsen	■ Ongoing

■ Integration of 1st draft of model	■ Assemble 1st draft of comprehensive transaction financial model	■ Integrate input from Ipsen with merger model ■ Iterate with Ipsen to fine-tune modelling ■ Build relevant sensitivity analyses	■ GS/Ipsen	■ Done

■ Meeting with C. Giraut	■ Status update on transaction financial impact	■ Present key assumptions / model outputs ■ Discuss preliminary financing requirements analysis ■ Flag key issues and discuss next steps in terms of modelling requirements	■ GS/Ipsen	■ Done

■ Meeting with J.L. Belingard	■ Sign-off of reference scenarios	■ Present key assumptions and model outputs ■ Present key conclusions in terms of financial impact and financing requirements associated with transaction	■ GS/Ipsen	■ Tue 18-Mar

Status Report on Preparation Process 16

CONFIDENTIAL

Process Considerations for a Proposed Buyout Action List – Workstream 3: Approach Process / Bid Tactics

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Tactical roadmap	■ Identification of key scenarios	■ Mapping of central case ■ Analysis of other potential scenarios	■ GS/FF/(Ipsen)	■ Tue 18-Mar

■ CEO-to-CEO meeting	■ Communication of Ipsen interest in combination with Tercica	■ Prepare script for proposal ■ Prepare Q&A	■ GS/FF/(Ipsen)	■ 1st draft: Tue 18-Mar

■ Due diligence request list	■ Identification of information not available in public filings, to be potentially requested once discussions start	■ Review public filings ■ Draw list of key outstanding questions / missing data	■ Ipsen/FF/(GS)	■ Fri 28-Mar

Status Report on Preparation Process 17

CONFIDENTIAL

Process Considerations for a Proposed Buyout Action List – Workstream 4: Documentation

Key Tasks	Main Issues	Responsibility	Key Dates

■ Final Board resolution to approach Tercica	■ Non-binding discussions, including a “soft” notice letter, have been authorized by the Board ■ Board approval will be required before sending any 'formal' notice to Tribeca	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Confidentiality agreement between Ipsen and Tercica	■ Desirability to be determined in response to any request from Tercica and in light of existing contractual arrangements	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Draft merger agreement	■ Key issues (and whether to use a merger agreement) will be determined by preferred structure	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Draft TO and schedules	■ Key issues (and whether to use a merger agreement) will be determined by preferred structure	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Draft 13D	■ To be evaluated on an ongoing basis in light of facts and approach strategies	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Draft 13E-3	■ Key issues (and whether to use a merger agreement) will be determined by preferred structure	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Ipsen directors and officers questionnaire	■ Subject to putting individuals on the Tercica board	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Antitrust	■ Prepare likely HSR filings, confirm any others	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Draft Tercica key employee employment agreements	■ Identify key employees and design suitable compensation structure	■ FF/Ipsen/(GS)	■ Fri 28-Mar

■ Ipsen Board resolutions	■ Prepare Ipsen board resolutions to approve tender offer and merger in anticipation of any decision to proceed	■ FF/Ipsen/(GS)	■ Fri 28-Mar

Status Report on Preparation Process 18

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Process Considerations for a Proposed Buyout Action List – Workstream 5: Communication

Key Tasks	Main Issues	Actions	Responsibility	Key Dates

■ Press Releases	■ Pre 13-D amendment, in case of leaks	■ “No comment” statement / “Review of opportunities part of ordinary course of business” statement ■ “Acknowledgement of offer” statement	■ FF/GS/(Ipsen)	■ First draft: Tue 18-Mar ■ Final version: Fri 28-Mar

Status Report on Preparation Process 19

CONFIDENTIAL

III. Illustrative Tactical Roadmap

Illustrative Tactical Roadmap 20

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Tactical Considerations Illustrative Tactical Roadmap

Illustrative Tactical Roadmap 21

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Tactical Considerations Script for Initial Contact with Tercica CEO (1/2)

Discussion Steps	Key Components

1) Introduction

■      Ipsen is pleased with the partnership to date with Tercica

—     Strong enthusiasm at Ipsen about the partnership

—     Current performance of Increlex and Somatuline in-line with Ipsen’s expectations

—     Ipsen confident that the two firms will soon reach an agreement on the future of Combo

■      Since 2006, Ipsen has periodically assessed its partnership with Tercica

2) The Tercica “Option”

■      Ipsen is currently analysing alternatives for its US development strategy

■      Ipsen needs to select in 2008 a commercialisation strategy for Dysport and OBI-1 in the US

—     A number of options are being analysed, including but not limited to:

–       i) straight out-licensing agreement

–       ii) marketing partnership akin to the one with Tercica

–       iii) development of Ipsen’s own commercial infrastructure in the US

–       iv) acquisition of a company in the US with the appropriate commercial infrastructure

■      Obviously, one option considered is for Tercica to become this US commercialisation platform

—     Given the expected new scale of US operations and the strategic value of Ipsen products that would be commercialised in the US, it would be important for Ipsen to control this new US platform

■       In that context, Ipsen is investigating whether minority ownership of Tercica is optimal

—     A full acquisition of Tercica would influence Ipsen’s US commercialisation strategy

—     A solid rationale could underpin the full acquisition of Tercica

–       Strengthening of Ipsen’s growth and geographic profile

–       Strengthening of Ipsen’s endocrinology portfolio

3) Ipsen’s Objectives

■      Ipsen’s Board has authorised me to explore in details different options regarding our US commercialisation strategy in general and our Tercica investment specifically

—     Ipsen wants to explore, informally and confidentially, the option of a full Tercica acquisition

■      Our decision will naturally need to respect our internal investment criteria and to protect the interest of our own shareholders, including their expectations of disciplined financial policy, including from an EPS dilution standpoint

Illustrative Tactical Roadmap 22

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Tactical Considerations Script for Initial Contact with Tercica CEO (2/2)

Discussion Steps	Key Components

4) The Illustrative Proposal

■      Full cash offer: price in a range of $X-$Y per Tercica share

■      Ipsen would be seeking a friendly and recommended transaction

—     [Ipsen would keep full flexibility to consider alternative routes for a full acquisition of Tercica if obtaining a Board recommendation under reasonable terms proved to be impossible]

5) Key attractions for Tercica

■      A price that is full and fair

■      Attractive prospects for the Tercica employees

—     Tercica to become Ipsen’s commercialisation platform in the United States

–       Tercica to play a crucial role in the development of Ipsen’s US business and the current Tercica management will be playing a key role in this strategy

—     Strong desire to retain key employees and provide them with leadership roles within Ipsen

–       [Names]

—     Limited impact on Tercica’s workforce

■      Strong focus by Ipsen to develop specifically the endocrinology platform

6) Process

■      Ipsen ready to explore a potential transaction as soon as possible, with the following objectives

—     Absolute confidentiality regarding the informal process

–       At this stage, Ipsen is considering the Tercica acquisition as an alternative; Ipsen does not have Board approval at this stage to table a formal offer

–       Ipsen’s objective is to obtain a friendly deal with full support from the Board and the management of Tercica; interactions with shareholders would only come at a later stage

—     [30] days to assess likelihood of reaching an agreement and obtaining a Board approvals

—     Very limited due diligence process

■      Ipsen has retained Goldman Sachs and Freshfields as its financial / legal advisors

7) Next steps	■ Please revert back to me in the next [X] days to discuss Tercica’s views of Ipsen’s assumptions and illustrative proposal

Illustrative Tactical Roadmap 23

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Tactical Considerations Key Questions & Answers (1/2)

a. Rationale for the offer price? It seems that Ipsen is taking advantage of Tercica’s current low share price?

■       Our $[ ] per share potential offer represents a significant premium not only to Tercica’s current share price, but also to longer-term share price benchmarks:

—     [ ]% to $[ ], being the closing share price of Tercica on [ ]

—     [ ]% to $[ ], being the average closing share price of Tercica over the last [12] months

■      We believe this level of premium is well in line with premia typically paid in relevant US public offers

■      This price indeed reflects the full development potential of Tercica and represents an excellent opportunity for Tercica shareholders to monetize their investment at a full and fair price for their shares

■      This transaction naturally presents a strategic interest for Ipsen, but we will maintain an appropriate financial discipline and we will take into account the interests of our shareholders

—     Significant dilution of the Ipsen EPS is problematic for us and will impact our reasoning on price

b. Why don't you submit a formal written offer as contemplated in the Affiliation Agreement?

■       At this preliminary stage, the full acquisition of Tercica is only an option we are considering, albeit a serious one. Ipsen’s Board of Directors has indicated that a decision on a potential formal offer could only be taken following the feedback gathered from the contemplated private and informal discussion with Tercica

■      Prior to sending a formal proposal (or finalizing a view as to any proposal), Ipsen had hoped to get feedback from Tercica regarding both deal terms and the likely impact on employees among other things

■      If pushed: I could investigate with my counsel the possibility of sending a written document to Tercica, but the wording of such a letter would probably have to remain both confidential and highly non-committal and “informal” given the current stage of Ipsen’s review

Illustrative Tactical Roadmap 24

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Tactical Considerations Key Questions & Answers (2/2)

c. Very concretely, what do you propose as a next step?

■      From Ipsen’s perspective, I would suggest two things

—     You call me back in the next 5 days with your initial reaction to our proposal to begin exploratory discussions

—     Your financial advisor then reverts back to Goldman Sachs immediately thereafter to set-up a process aimed at enabling both parties to determine the likelihood of an agreement by [X-Y-2008] (30 days)

d. Is Ipsen willing to sign a standstill?

■       The Affiliation Agreement between Ipsen and Tercica already contains terms equivalent to a standstill agreement. This contractual framework, which was negotiated between both companies, seems highly sufficient

■      Furthermore, the signature of a standstill agreement by Ipsen would trigger an obligation for Ipsen to disclose an updated 13D filing, thus making it impossible to pursue a confidential process

e. What are your plans for Tercica employees, and in particular for key company executives?

■      To be completed

g. Why do you approach Tercica now? This really seems opportunistic

■      Ipsen has to make key decisions within the next few months regarding the US commercialization strategy of key products such as Dysport. The timing of our approach is purely driven by the our “strategic calendar” and not by any specific market developments

Illustrative Tactical Roadmap 25

CONFIDENTIAL

Tactical Considerations Illustrative “Soft” Notice Letter

[●], 2008

Tercica, Inc.

2000 Sierra Point Parkway

Suite 400

Brisbane

California 94005

Attention: [John Scarlett, Chief Executive Officer]

Dear Chip,

As you are aware, Ipsen continues to review on an ongoing basis its investment in Tercica and the strategic opportunities open to it in relation to that investment. As part of Ipsen’s ongoing strategic review, we would like to begin to work with Tercica to explore a potential acquisition of shares of Tercica’s capital stock from other stockholders. While there are many issues to be discussed and explored prior to either party crystallizing plans, including various issues related to integration and anticipated post-closing, we nevertheless believe that exploring a transaction would be beneficial to both of our companies. We would propose that our discussions focus on a negotiated two-step merger based on a per-share Tercica price of [$        ], with customary agreement terms that our respective teams will have to discuss as part of any ongoing exploration.

It should be noted that there can be no certainty that our desire to explore a potential acquisition of shares of Tercica’s capital stock will lead to such a transaction being consummated or indeed proposed and in conjunction with exploring this option we will continue to evaluate the other options open to us.

My team and I are available to meet with you and the appropriate members of your team at your earliest convenience to discuss matters further. I look forward to receiving your thoughts on the above at your earliest convenience.

Sincerely yours,

Jean-Luc Bélingard

Chairman & Chief Executive Officer

Ipsen, S.A.

Illustrative Tactical Roadmap 26

CONFIDENTIAL

Tactical Considerations Illustrative Formal Notice Letter

[●], 2008

Board of Directors

Tercica, Inc.

2000 Sierra Point Parkway

Suite 400

Brisbane

California 94005

Attention: [Alex Barkas, Chairman]

Attention: [John Scarlett, Chief Executive Officer]

Dear Members of the Board:

I have been authorised to write to you on behalf of the Board of Directors of Ipsen, S.A. to make a proposal for a business combination of Ipsen and Tercica. Under our proposal, Ipsen would acquire 100% of the outstanding shares of Tercica common stock for per share consideration of $[●] payable in the form of $[●] in cash. This proposal is not subject to any financing condition.

Our proposal represents a [●]% premium above [the closing price of Tercica common stock of $[● ] on [insert date of letter]][2]. We feel that this proposal represents a compelling opportunity for your stockholders to realise significant value in an all cash transaction and we strongly believe that Tercica’s Board of Directors should find our proposal to be fair and in the best interests of Tercica’s stockholders.

Whilst to date Ipsen has enjoyed its strategic relationship with Tercica, a relationship which has brought benefits to both companies, it has become Ipsen’s belief that the combination of Ipsen and Tercica represents an attractive way to deliver [maximum] value to our respective stockholders, as well as create a more efficient and competitive business model that would provide greater value and a higher degree of service to our customers.

[Description to be included of the benefits from the proposed business combination and, potentially, of the contemplated plans for Tercica’s management/employees]

As you are aware from the existing relationship between our companies, Ipsen has a thorough knowledge of Tercica’s business and its prospects. Notwithstanding this fact, we would require Tercica to confirm that it has publicly disclosed all material information about itself which could be reasonably be required by Tercica’s stockholders for the purposes of making an informed decision in relation to our proposal.

[2] Consideration to be given as to whether it is more appropriate to include some other benchmark. Illustrative Tactical Roadmap 27

CONFIDENTIAL

Tactical Considerations Illustrative Formal Notice Letter (Cont’d)

We feel that Ipsen’s familiarity with Tercica, when coupled with the work that has been done to date, would speed up any proposed transaction process as we would not expect to undertake any material amount of further due diligence. In addition, the lack of any financing condition to our proposal should, in light of the current status of the financial markets, give Tercica’s Board of Directors great certainty that this proposal does not have a high degree of execution risk associated with it.

We are well advised of the options available to us to consummate a transaction. However, our preference is to work together with the Tercica Board to reach a mutually agreeable transaction.

Ipsen’s Board fully supports this offer and no further corporate action on our part is required to consummate this transaction. As noted above, financing commitments have been obtained that are sufficient to consummate this transaction.

In light of the significance of this proposal to both your stockholders and ours and given Ipsen’s own disclosure obligations, we have been advised to [publicly release the text of this letter tomorrow morning] [make a public announcement tomorrow morning in the form of the press release which is appended to this letter for your information] and make the attendant regulatory filings.

Given the importance of these discussions and the value represented by our proposal, we expect the Tercica Board of Directors to engage in a full review of our proposal and to confirm in writing by no later than [insert longstop date] that they will enter into good faith negotiations with Ipsen in relation to the proposal. My team and I, together with our advisors, are happy to make ourselves available, at your earliest convenience, to meet with you, your Board and your advisors to discuss any questions that you may have in relation to our proposal. Depending on the nature of your response, Ipsen reserves the right to pursue all necessary steps to ensure that Tercica’s stockholders are provided with the opportunity to realize the value inherent in our proposal.

We hope that you will recognise the benefits of our proposal as we believe consummation of the business combination would be in the best interests of Tercica, its stockholders, customers and other stakeholders. With this in mind, we strongly urge Tercica’s Board of Directors to give our proposal the serious consideration that we feel it merits and we look forward to a prompt and favourable response.

Sincerely yours,

Jean-Luc Bélingard

Chairman & Chief Executive Officer

Ipsen, S.A.

Illustrative Tactical Roadmap 28

CONFIDENTIAL

Tactical Considerations “No Comment” Illustrative Press Releases

Case 1: Generic Rumours That Ipsen is Interested in Tercica

“No comment as it the company’s policy not to comment on market rumors.”

Case 2: Specific Rumours / Information in the Press Regarding Ipsen’s Interest

“Ipsen notes the recent press speculation regarding a potential bid for Tercica. As a 25.3% stockholder (39.3% on a fully diluted basis), Ipsen continuously evaluates its Tercica investment in its ordinary course of business. Ipsen has made no decision in respect of its plans regarding any further acquisition or disposal of Tercica shares or other transaction with Tercica.”

Illustrative Tactical Roadmap 29

CONFIDENTIAL

Tactical Considerations “Acknowledgement of Offer” Illustrative Press Release

“Paris, [X-Y-2008] - Ipsen (Euronext: IPN) announced today that it has made a proposal to the board of directors of Tercica, Inc. (Tercica) (NASDAQ: TRCA) to acquire all of the remaining outstanding shares of Tercica that it does not already own for $[ ] per share in cash.

Ipsen and its subsidiaries currently own approximately 25.3% of the outstanding shares of Tercica and 39.3% on a fully diluted basis. The aggregate cash consideration payable would be approximately $[ ] million.

The proposed per share price represents a [ ]% premium to today’s closing price and a [ ]% premium to the average closing price during the last [six] months.

Ipsen contemplates that the transaction would be implemented through a merger agreement which would be negotiated and approved by a special committee comprised of directors of Tercica who are independent of Ipsen (“Special Committee”). This proposal is subject to Ipsen’s satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval of the Special Committee. [Assuming a one-step merger is contemplated]

[Ipsen has advised Tercica that Ipsen’s sole interest is in acquiring the remaining shares of Tercica held by the public shareholders and that it has no interest in a disposition of its equity stake in Tercica.] Ipsen reserves the right to withdraw its proposal prior to the execution of a definitive merger agreement and to modify its proposal in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

Goldman Sachs is serving as Ipsen’s financial advisor.

Tercica shareholders and other interested parties are urged to read Ipsen’s and Tercica’s relevant documents filed with the Securities and Exchange Commission (“SEC”) when they become available because they will contain important information. Such documents may be obtained free of charge at the SEC’s web site: www.sec.gov.”

Illustrative Tactical Roadmap 30

CONFIDENTIAL

Blue Page

Illustrative Tactical Roadmap 31

Novartis Makes Offer to Independent Directors to Buy Remaining Stake in Chiron

892 words

31 August 2005

PrimeZone Media Network

English

Copyright (c) 2005 PrimeZone Media Network, Inc. All Rights Reserved.

BASEL, Switzerland, Sept. 1, 2005 (PRIMEZONE) – Novartis (NYSE:NVS) announced today that it has made a proposal to the independent directors of Chiron Corporation (Nasdaq:CHIR) to acquire all of the remaining outstanding shares that it does not already own and has filed an amended Form 13-D as required by the U.S. Securities and Exchange Commission.

Novartis currently holds a 42.2% stake in the U.S. biopharmaceutical company and has submitted a proposal to acquire the approximately 112 million fully diluted shares (treasury method) of Chiron for USD 40.00 per share in cash, or a total of USD 4.5 billion. This offer was made after Novartis recently conducted due diligence on Chiron with the agreement of the company’s independent directors.

Novartis will seek to negotiate a customary merger agreement with the independent directors of Chiron's Board of Directors that would be subject to approval by a majority of the Chiron shares not owned by Novartis. This transaction could be completed promptly, but there can be no assurance that an agreement will be reached on a transaction.

© 2008 Factiva, Inc. All rights reserved.	Illustrative Tactical Roadmap 32

Contact:	CharleneHamrah (Investment Community)
(212) 770-7074
Joe Norton (News Media)
(212)770-3144

AMERICAN INTERNATIONAL GROUP, INC. PROPOSES TO ACQUIRE

PUBLICLY HELD SHARES OF 21ST CENTURY INSURANCE GROUP

                    *  Proposed Price of $19.75 in Cash per Share for the 38.1% Publicly Held Shares

      *  21st Century Insurance Group Would Become Wholly Owned by AIG

New York, January 24, 2007 - American International Group. Inc. (AIG) announced today that it has submitted a letter to the board of directors of 21st Century Insurance Group (21st Century) (NYSE: TW) proposing to acquire the outstanding 38.1% publicly held shares of 21st Century for $19.75 per share in cash. AIG and its subsidiaries own approximately 61.9% of the outstanding shares of 21st Century. The aggregate cash consideration payable would be approximately $690 million. Following the transaction, 21st Century would become a wholly owned subsidiary of AIG. A copy of the letter sent by AIG to the 21st Century board of directors is attached.

The proposed per share price represents a 19.0% premium to today’s closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per share price also represents a multiple of 19.6x the consensus estimates of 21st Century’s 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

“Our proposal represents an excellent opportunity for 21st Century’s shareholders to monetize their investment at a full and fair value for their shares. For AIG, this is an opportunity to make a substantial additional investment in a business we know well,” said Martin J. Sullivan, President and Chief Executive Officer of AIG.

AIG contemplates that the transaction would be implemented through a merger agreement which would be negotiated and approved by a special committee comprised of directors of 21st Century who are independent of AIG (“Special Committee”). This proposal is subject to AIG’s satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval of the Special Committee.

AIG has advised 21st Century that AIG’s sole interest is in acquiring the remaining shares of 21st Century held by the public shareholders and that it has no interest in a disposition of its controlling equity stake in 21st Century. AIG reserves the right to withdraw its proposal prior to the execution of a definitive merger agreement and to modify its proposal in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

–more–

American International Group, Inc.

70 Pine Street, New York, NY 10270

Illustrative Tactical Roadmap 33

AlG Proposes to Acquire Publicly Held Shares of 21st Century Insurance Group

January 24, 2007

Page two

Banc of America Securities LLC and J.P. Morgan Securities Inc. are serving as AIG’s financial advisors and Sullivan & Cromwell LLP is serving as AIG’s legal advisor in the transaction.

21st Century shareholders and other interested parties are urged to read AIG’s and 21st Century’s relevant documents filed with the Securities and Exchange Commission (“SEC”) when they become available because they will contain important information. 21st Century shareholders will be able to obtain such documents free of charge at the SEC’s web site: www.sec.gov.

A copy of the letter sent by AIG to the 21st Century board of directors follows.

#        #        #

American International Group, Inc. (AIG), world leaders in insurance and financial services, is the leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In addition, AIG companies are leading providers of retirement services, financial services and asset management around the world. AIG’s common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

#        #        #

Illustrative Tactical Roadmap 34

AMERICAN INTERNATIONAL GROUP, INC.

70 PINE STREET

NEW YORK, NEW YORK 10270

Martin J. Sullivan

President and

Chief Executive Officer

January 24, 2007

Board of Directors

21st Century Insurance Group

6301 Owensmouth Avenue

Woodland Hills, California 91367

Dear Board Members:

American International Group, Inc. (“AlG” or “we”) is pleased to propose to acquire for cash all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of 21st Century Insurance Group (the “Company”) not owned by AIG and its subsidiaries at a purchase price of $19.75 per Share.

The proposed per Share price represents a 19.0% premium to today's closing price and a 25.5% premium to the average closing price during the last twelve months. The proposed per Share price also represents a multiple of 19.6x the consensus estimates of the Company's 2007 earnings per share (based on a current First Call estimate of $1.01 per share).

Through its subsidiaries American Home Assurance Company, Commerce and Industry Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa. and New Hampshire Insurance Company, AIG is the Company’s largest shareholder, owning approximately 61.9% of the outstanding Shares. This proposal would enable the Company’s public shareholders to monetize their investment at a full and fair value for their Shares. We therefore are confident that our proposal will be attractive to the Company's public shareholders and that the Company's combination with AIG would serve the best long-term interests of the Company and its policy holders.

The proposed transaction would be effected by means of a merger agreement with the intention for the Company to become a wholly-owned subsidiary of AIG. Following completion of the merger, the Company would be able to devote its full energy and resources to building the business.

This proposal is subject to AIG's satisfactory completion of due diligence, satisfaction of regulatory requirements and the approval by a special committee comprised of directors of the Company who are independent of AIG. AIG is interested only in acquiring the publicly held Shares of the Company, and has no interest in selling

continued

Illustrative Tactical Roadmap 35

January 24, 2007

Page two

its controlling stake in the Company. Please be aware that in making this proposal, AIG reserves the right both to withdraw this proposal prior to the execution of a definitive merger agreement and to modify it in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

Concurrent with sending this proposal to you, AIG is filing an amendment to its Schedule 13D, as required by the Securities Exchange Act of 1934, and plans to issue a press release. In connection with this proposal, AIG has engaged Banc of America Securities LLC and J.P. Morgan Securities Inc. as financial advisors and Sullivan & Cromwell LLP as legal advisor. We are happy to make them available to you to help expedite the transaction.

We look forward to working with you.

Very truly yours,

/s/ Martin J. Sullivan

Illustrative Tactical Roadmap 36

CONFIDENTIAL

Blue Page

Illustrative Tactical Roadmap 37

CONFIDENTIAL

Tactical Considerations Key Documents Required

	Scenario A1	Scenario A2

Notice Letters

Soft	✓

Formal	[✓]	✓

[High-Level Due Diligence Questions List]	[✓]	[✓]

Press Releases

“No Comments”	✓	✓

“Acknowledgement of Offer”	✓	✓

“Joint Announcement of Agreement”	✓	✓

13D	✓	✓

Draft Merger Agreement	✓	✓

TO	✓	✓

13e-3	✓	✓

Regulatory Filings (anti-trust)	✓	✓

Ipsen Roadshow Presentation	✓	✓

Illustrative Tactical Roadmap 38

CONFIDENTIAL

IV. Updated Financial Analysis

Updated Financial Analysis 39

CONFIDENTIAL

Key Changes in Ipsen and Tercica Financial Projections Since 26-Feb-2008 Ipsen Board Presentation (1/2)

Updated Financial Analysis 40

CONFIDENTIAL

Key Changes in Ipsen and Tercica Financial Projections Since 26-Feb-2008 Ipsen Board Presentation (2/2)

Ipsen: Between Jun-2007 and Jan-2008 Preliminary Estimates
Key Upsides					Key Downsides
	Description		2011 Illustrative Impact (€m)			Description		2011 Illustrative Impact (€m)
			Total Revenues	EBIT				Total Revenues	EBIT
1.	Febuxostat launch		26	10	1.	No indication ISS for Nutropin		(32)	(13)
2.	New GP product in-licensed in France from 2010		16	3	2.	Generic Scenarios
3.	Increlex target price better than expected (ca. +30%)		9	5		2.a.	DKP: New leupropeline branded generic entry as of 2008	(25)	(16)
4.	Launch of OBI-1 and GLP-1 in 2011 (probabilized at 70%)		4	(4)		2.b.	Somatuline: Octreotide branded generic entry as of 2010	(8)	(5)
5.	Renewal of Artotec co-promotion deal with Pfizer in France from 2008 to 2010		0	0		2.c.	Nutropin: New bio-similar entry as of 2010	(6)	(2)
6.	Decapeptyl				3.	Dysport revised partnership projections		(13)	(10)
	6.a.	6 month in-licensed from Debio formulation from 2009 onwards	0	(6)	4.	Increase in parallel export sales for Somatuline and Dysport		(3)	(3)
	6.b.	Blue-sky development in Sweden, Lat. Am. and Israel as of 2011	4	2	5	New base line Budget 2008 (instead of FY 2007)		(18)	(2)
Total			€59m	€10m	Total			€(105)m	€(51)m

Tercica
Key Upsides					Key Downsides
		Description	2011 Illustrative Impact (€m)		-
			Total Revenues	EBIT
1.	Increlex target price better than expected (ca. +30%)		4	4
Total			$4m	$4m
Source: Company Data

Updated Financial Analysis 41

CONFIDENTIAL

Benchmarking Updated Tercica Financial Projections Vs. Research Analysts Updated Projections Following Q4 Results (27-Feb-2008)

■      Significant variations among brokers’ sales forecasts, especially for Increlex

■      Tercica’s projections are above brokers’ consensus; Tercica may discount its projections for risks to a lesser extent than equity analysts, particularly for negotiation purposes

Updated Financial Analysis 42

CONFIDENTIAL

Combination Overview on the Basis of Updated Projections Evolution of Product and Geographical Mix

Updated Financial Analysis 43

CONFIDENTIAL

Ipsen / Tercica Combined Financials Comparison of Projections Including Synergies (€4.2m Pre-tax Run Rate, 50% Credit in 2009E), Assuming a $10.0 / Share Acquisition Price

Updated Financial Analysis 44

CONFIDENTIAL

Combination Overview on the Basis of Updated Projections Preliminary Analysis of the Financial Impact on Ipsen Including Synergies (€4.2m Pre-tax Run Rate, 50% Credit in 2009E)

Financial Impact
Illustrative Consideration to Increase Stake to 100%
Acquisition Price ($)			8.0	8.5	9.0	9.5	10.0
Premium over spot price of $5.40			48.1%	57.4%	66.7%	75.9%	85.2%
Consideration to reach 39.3% ($m)			37	37	37	37	37
Buyout of remaining capital ($m)			347	369	391	413	434
Total consideration ($m)			384	406	428	449	471
Total consideration (€m)			258	273	287	302	316
Average Acquisition Price
Initial consideration for 25.0% ($m)			77	77	77	77	77
2007 Capital increase ($m)			3	3	3	3	3
Consideration to reach 39.3% ($m) (1)			115	115	115	115	115
Buyout of remaining capital ($m)			347	369	391	413	434
Total consideration for 100% ($m)			543	565	587	608	630
Average acquisition price/share ($)			7.5	7.8	8.1	8.4	8.7
Accretion / (Dilution) Analysis (Reported Net Income)
		2009		2010		2011
	8.0	(19.2)%		(5.9)%		2.4%
Acquisition	8.5	(19.4)%		(6.2)%		2.2%
Price	9.0	(19.7)%		(6.4)%		2.0%
($ per share) (2)	9.5	(19.9)%		(6.7)%		1.8%
	10.0	(20.2)%		(6.9)%		1.6%
Additional Pre-tax Synergies to Breakeven (€m) (3)
		2009		2010		2011
	8.0	46		14		-
Acquisition	8.5	47		14		-
Price	9.0	47		15		-
($ per share) (2)	9.5	48		15		-
	10.0	49		16		-

Dysport distributed through partnership

Assuming synergies (pre-tax run rate amount of €4.2m)

FX used: 1 € = 1.489 $. Assuming a pre-tax interest on the acquisition debt of 4.76%

(1) Considering Convertibles #1 and #2 as cash costs

(2) For the remaining 60.7% stake post bonds and warrants exercise

(3) Assuming a tax rate between 18.4% and 22.4% over 2009-2011

Updated Financial Analysis 45

CONFIDENTIAL

Combination Overview on the Basis of Updated Projections Accretion / (Dilution) Sensitivity Analysis Including Synergies (€4.2m Pre-tax Run Rate, 50% Credit in 2009E)

Dysport distributed through partnership
Accretion / (Dilution) Analysis (Reported Net Income)					Accretion / (Dilution) Analysis (Adjusted Net Income) (1)
		2009	2010	2011			2009	2010	2011
	8.0	(19.2)%	(5.9)%	2.4%		8.0	(5.8)%	7.4%	12.9%
Acquisition	8.5	(19.4)%	(6.2)%	2.2%	Acquisition	8.5	(6.0)%	7.2%	12.7%
Price	9.0	(19.7)%	(6.4)%	2.0%	Price	9.0	(6.2)%	6.9%	12.5%
($ per share) (2)	9.5	(19.9)%	(6.7)%	1.8%	($ per share) (2)	9.5	(6.5)%	6.7%	12.3%
	10.0	(20.2)%	(6.9)%	1.6%		10.0	(6.7)%	6.4%	12.1%
Additional Pre-tax Synergies to Breakeven (€m) (3)					Additional Pre-tax Synergies to Breakeven (€m) (3)
		2009	2010	2011			2009	2010	2011
	8.0	46	14	-		8.0	14	-	-
Acquisition	8.5	47	14	-	Acquisition	8.5	14	-	-
Price	9.0	47	15	-	Price	9.0	15	-	-
($ per share) (2)	9.5	48	15	-	($ per share) (2)	9.5	16	-	-
	10.0	49	16	-		10.0	16	-	-
Dysport distributed via Tercica
Accretion / (Dilution) Analysis (Reported Net Income)					Accretion / (Dilution) Analysis (Adjusted Net Income)
		2009	2010	2011			2009	2010	2011
	8.0	(23.2)%	(10.4)%	(0.8)%		8.0	(9.8)%	2.9%	9.6%
Acquisition	8.5	(23.5)%	(10.7)%	(1.0)%	Acquisition	8.5	(10.0)%	2.7%	9.4%
Price	9.0	(23.7)%	(10.9)%	(1.3)%	Price	9.0	(10.3)%	2.4%	9.2%
($ per share) (2)	9.5	(23.9)%	(11.2)%	(1.5)%	($ per share) (2)	9.5	(10.5)%	2.2%	9.0%
	10.0	(24.2)%	(11.4)%	(1.7)%		10.0	(10.8)%	1.9%	8.8%
Pre-tax Synergies to Breakeven (€m) (3)					Pre-tax Synergies to Breakeven (€m) (3)
		2009	2010	2011			2009	2010	2011
	8.0	56	24	2		8.0	23	-	-
Acquisition	8.5	56	24	3	Acquisition	8.5	24	-	-
Price	9.0	57	25	4	Price	9.0	25	-	-
($ per share) (2)	9.5	57	26	4	($ per share) (2)	9.5	25	-	-
	10.0	58	26	5		10.0	26	-	-

Assuming synergies (pre-tax run rate amount of €4.2m)FX used: 1 € = 1.489 $. Assuming a pre-tax interest on the acquisition debt of 4.76%

(1) Net Income excluding intangible amortisation from acquisition (pre-tax impact of €18m)

(2) For the remaining 60.7% stake post bonds and warrants exercise

(3) Assuming a tax rate between 17.9% and 21.8% over 2009-2011

Updated Financial Analysis 46

CONFIDENTIAL

V. Update on Illustrative Valuation Benchmarks

Update on Illustrative Valuation Benchmarks 47

CONFIDENTIAL

Update on Illustrative Valuation Benchmarks Preliminary Overview (Reference Values from 26-Feb-2008 Board in Italics)

	Valuation Range ($ per share)[1]	Comment

52-Week Trading Range		■ Minimum: $4.71 (01-Aug-2007) ■ Maximum: $7.77 (05-Nov-2007)

Research Analysts Target Price		■ Minimum: $7.0 (Robert Baird & FBR) ■ Maximum: $10.0 (Stanford Group & Lazard)
Premia Paid in Selected US Minority Buyout Transactions Since 2000		■ Reference share price: $5.40 (14-Mar-2008) ■ Minimum: +16.2% (median of premium implied by initial offer price) ■ Maximum: +24.3% (median of premium implied by final offer price)
Premia Paid in Selected Biotech Transactions Since 2003

■  Reference share price: $5.40 (14-Mar-2008)

■  Minimum: +38.7% (median of premium based on share price the day prior to announcement)

■  Maximum: +53.5% (median of premium based on share price 1 month prior to announcement)

“Desktop” DCF Valuation (Brokers’ Consensus)		■ Illustrative DCF analysis based on consensus of research analysts’ forecasts

■      Stability in analyst target prices

■      Significant decline of benchmarks based on premia analyses, due to the decline in the Tercica spot share price

■      Marginal increase in the illustrative DCF valuation benchmark due to the increase in analysts’ forecasts

[1] Numbers in italics indicate ranges as shown in 26-Feb-2008 presentation to Ipsen Board.

Update on Illustrative Valuation Benchmarks 50

CONFIDENTIAL

VI. Acquisition Structuring Considerations

Acquisition Structuring Considerations 49

CONFIDENTIAL

Acquisition Structuring Considerations Transaction Drivers Freshfields Analysis as of 14-Mar-2008

	One Step	‘Pure’ tender offer
Structure	■ Merger agreement ■ Conditioned on approval by a majority of independent directors or a majority of the remaining shareholders ■ Discussions with a special committee ■ 100% ownership or nothing

■  Tender offer document, no merger agreement

■  Conditioned on a majority of the remainder approving, with a commitment to completing a short-form if 90% ownership is secured

■  Discussions with the Tribeca board but do not reach agreement or obtain firm assurance from them

Drivers

■  100% ownership is critical to success

■  Timing is not a significant factor

■  Tested legal standard with the highest standard of review (entire fairness) so as to achieve 100% ownership

■  No margin rule concerns

■  Success can be less than 100%

■  Taking control at less than 100% can be achieved faster than completing a 1 step merger

■  Tested legal standard with a lower standard of review than a 1 step merger

■  May limit the Tribeca board’s Revlon duties

Drawbacks	■ Higher standard of review than under Pure ■ Longer timeline to secure control ■ Requires Tribeca’s support

■  Launch without assurance of board approval

■  Only assures 100% ownership if secure 90% control

■  Suraypharm holding in Tribeca may preclude reaching 90% for the purposes of the tender offer

■  Financing structure may cause margin rules to apply

■  Note that the ‘Pure’ tender offer permits Ithaca to elect to undertake a second step long-form merger (with an approved merger agreement) in the event that Ithaca’s ‘Bidco’ does not own an aggregate of 90% of Tribeca’s outstanding shares on closing the tender offer

■   Subject to additional work on the prospect of Ithaca being considered to be controlling, an alternative structure may be available combining elements of both of the structures outlined here

Acquisition Structuring Considerations 50

CONFIDENTIAL

Appendix A: Additional Materials

Additional Materials 51

CONFIDENTIAL

Update on Tercica Ownership Structure Illustrative Impact of Board Votes on Feasibility of the Transaction Assuming that MPM is Willing to Sell its Stake

Number of shares after exercise of all dilutive instruments				Tender Offer										Merger
				"Majority of remainder" not required								"Majority of Remainder" required		"Majority of Remainder" not required		"Majority of Remainder" required
	Shares (m)	In %	> 60%				> 90%				> 69%		> 50%		> 69%
Ipsen	28.6	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%	Y	39.3%
MPM	6.9	9.4%	Y	9.4%	Y	9.4%	Y	9.4%	Y	9.4%	Y	9.4%	Y	9.4%	Y	9.4%
Key shareholders	6.1	8.3%	Y	8.3%	N	-	Y	8.3%	N	-	Y	8.3%	Y	8.3%	Y	8.3%
Board members	2.6	3.5%	Y	3.5%	N	-	Y	3.5%	N	-	Y	3.5%	Y	3.5%	Y	3.5%
Key executives	1.7	2.4%	Y	2.4%	N	-	Y	2.4%	N	-	Y	2.4%	Y	2.4%	Y	2.4%
Sub-Total	45.8	63.0%		63.0%		48.7%		63.0%		48.7%		63.0%		63.0%		63.0%
Float	26.9	37.0%
o/w AIM	3.9	5.3%
o/w State of Wisconsin	2.5	3.4%
Additional Voting rights to reach threshold				0.0%		11.3%		27.0%		41.3%		6.7%		0.0%		6.7%
As a % of float				0.0%		30.4%		73.0%		111.5%		18.0%		0.0%		18.0%
As a % of float excl. AIM and State of Wisconsin				0.0%		39.8%		95.5%		145.9%		23.6%		0.0%		23.6%

Assuming that 100% of shareholders are present and vote Legend: "Y/N": Vote for/against the transaction
Threshold not reached

■  In the context of a tender offer, it would be difficult to reach the 90% threshold required for a short form merger without the support of the Tercica Board, especially since key shareholders on the Tercica Board represent c. 8% of diluted share capital

— By reaching a “majority of the remainder” (but <90%) threshold, Ipsen could still do a long form merger

Additional Materials 52

CONFIDENTIAL

Synergies – Illustrative Assumptions Retained

■	Run-rate cost (G&A) synergies of $6.3m (€4.2m) per annum have been assumed as per Ipsen Management’s assumptions

■	Preliminary ramp-up assumed:

—	50% in 2009

—	100% every year afterwards

Synergies: Overview of Key Assumptions
	Current Tercica G&A Spend		Potential Savings
	Heads	$m	% Savings	Savings Heads	Savings $m
Finance	14	6.8	30%	4.2	2.0
Executive	4	3.2	50%	2.0	1.6
Legal	3	2.2	30%	0.9	0.7
HR	4	1.1	30%	1.2	0.3
IT	6	1.8	30%	1.8	0.5
IR/Bus Dev	2	1.1	100%	2.0	1.1
Total	33	16.2		12.1	6.3

Source: Ipsen Management estimates

Additional Materials 53

CONFIDENTIAL

Updated Illustrative Premia Benchmarks

Additional Materials 54

CONFIDENTIAL

Appendix B: Preliminary Presentation to Financing Banks

Preliminary Presentation to Financing Banks 55